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               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549



                          SCHEDULE 13G
                         (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS
        FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
       AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                        (Amendment No. _)


                  Beacon Capital Partners Inc.
                  ----------------------------
                        (Name of Issuer)

                          Common Stock
                          ------------
                 (Title of Class of Securities)

                            073561102
                            ---------
                         (CUSIP Number)

                         August 10, 2000
                         ---------------
     (Date of Event Which Requires Filing of This Statement)


        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


        [x]    Rule 13d-1(b)

        [ ]    Rule 13d-1(c)

        [ ]    Rule 13d-1(d)

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CUSIP No. 073561102           SCHEDULE 13G                Page 2 of 6


1   Name Of Reporting Person             Standard Pacific Capital, LLC

    IRS Identification No. Of Above Person                  94-3222769

2   Check The Appropriate Box If A Member Of A Group          (a)  [ ]
                                                              (b)  [ ]
3   SEC USE ONLY

4   Citizenship Or Place Of Organization                    California

  NUMBER OF     5   Sole Voting Power                        2,054,154
   SHARES
BENEFICIALLY	6   Shared Voting Power
OWNED BY EACH
  REPORTING 	7   Sole Dispositive Power                  2,054,154
 PERSON WITH
		8   Shared Dispositive Power

9    Aggregate Amount Beneficially Owned By Each
     Reporting Person                                       2,054,154

10   Check Box If The Aggregate Amount In Row (9) Excludes
     Certain Shares                                               [ ]

11   Percent Of Class Represented By Amount In Row 9            10.7%

12   Type Of Reporting Person                                      IA

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CUSIP No. 073561102           SCHEDULE 13G                Page 3 of 6


1   Name Of Reporting Person                             Andrew Midler

    IRS Identification No. Of Above Person                 ###-##-####

2   Check The Appropriate Box If A Member Of A Group          (a)  [ ]
                                                              (b)  [ ]
3   SEC USE ONLY

4   Citizenship Or Place Of Organization                    California

  NUMBER OF     5   Sole Voting Power                        2,054,154
   SHARES
BENEFICIALLY	6   Shared Voting Power
OWNED BY EACH
  REPORTING	7   Sole Dispositive Power                   2,054,154
 PERSON WITH
                8   Shared Dispositive Power

9    Aggregate Amount Beneficially Owned By Each
     Reporting Person                                        2,054,154

10   Check Box If The Aggregate Amount In Row (9) Exclude
     Certain Shares                                                [ ]

11   Percent Of Class Represented By Amount In Row 9             10.7%

12   Type Of Reporting Person                                       IN

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CUSIP No. 073561102           SCHEDULE 13G                Page 4 of 6

Item 1(a).  Name of Issuer

            Beacon Capital Partners, INC. (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices.

            One Federal Street
            26th Floor
            Boston MA  02110

Item 2(a).  Names of Persons Filing.

            Reference is made to Item 1 of the cover page of this Schedule, which Item are incorporated by reference herein.

Item 2(b).  Address of Principal Business Office or, if none,
	    Residence.

            425 California Street
            San Francisco, CA 94104

Item 2(c).  Citizenship.

            Reference is made to Item 4 of the cover page of this Schedule, which Item are incorporated by reference herein.

Item 2(d).  Title of Class of Securities.

            Common Stock

Item 2(e).  CUSIP Number.

            073561102

Item 3.     Type of Reporting Person.

            If this statement is filed pursuant to Sections
            240.13d-1(b) or 240.13d-2(b) or (c), check whether
            the person filing is a:

            (a) [ ] Broker or dealer registered under section
                15 of the Act (15 U.S.C. 78o).

            (b) [ ] Bank as defined in section 3(a)(6) of the
                Act (15 U.S.C. 78c).

            (c) [ ] Insurance company as defined in section
                3(a)(19) of the Act (15 U.S.C. 78c).

            (d) [ ] Investment company registered under
                section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).


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CUSIP No. 073561102           SCHEDULE 13G                Page 5 of 6


            (e) [x] An investment adviser in accordance with
                Section 240.13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund
                in accordance with Section 240.13d-1(b)(1)(ii)(F);

            (g) [x} A parent holding company or control person
                in accordance with Section 240.13d-1(b)(1)(ii)(G);

            (h) [ ] A savings association as defined in
                Section 3(b) of the Federal Deposit Insurance
                Act (12 U.S.C. 1813);

            (i) [ ] A church plan that is excluded from the
                definition of an investment company under
                section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j) [ ] A group, in accordance with Section
                240.13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Section
            240.13d-1(c), check this box.  [ ]

Item 4.     Ownership.

            Reference is made to Item 5-9 and 11 of the cover pages to this Schedule, which Items are incorporated by reference herein.

            Andrew Midler is filing solely as a control person of Standard Pacific Capital, LLC.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another
	    Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
            Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.


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CUSIP No. 073561102           SCHEDULE 13G                Page 6 of 6


Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

September 8, 2000.

                               By: /s/ Jeffrey S. Bartfeld
                                   __________________________
                               Name:  Jeffrey S. Bartfeld
                               Title: Chief Financial Officer


                               By: /s/ Andrew Midler
                                   __________________________
                               Name:  Andrew Midler
                               Title: Portfolio Manager